EXHIBIT 99.1

B Communications Ltd.

Ramat-Gan, Israel - January 30, 2012 - B Communications Ltd. (NASDAQ and TASE: BCOM) (the: “Company”) today announced that it completed a private placement of NIS 25.8 million (US $7 million) par value of its Series B Debentures to a number of Israeli institutional investors. The private placement was carried out as an increase to the outstanding Series B Debentures of the Company, which were first issued in September 2010.

The private placement was offered to Israeli institutional investors pursuant to Regulation S under the U.S. Securities Act of 1933. The newly issued Series B Debentures will not be registered under the Securities Act and may not be offered or sold in the United States or to U.S. persons unless they are registered under the Securities Act or an exemption from registration is available.

The principal amount of the offering is presented herein in U.S. dollars for convenience only, based on current exchange rates between the New Israeli Shekel and the U.S. dollar. The legal terms of the newly issued Series B Debentures will be identical to the terms of Series B Debentures issued in September 2010. The newly issued Series B Debentures will be listed on the Tel Aviv Stock Exchange, subject to exchange approval and initial re- sales will be restricted by applicable securities laws.

The Israeli Tax Authority approved the formula for calculating the adjusted discount rate for all Series B Debentures, for taxation purposes (the "Approval"). According to the principles set out in the Approval, as a result of the private placement, the adjusted discount rate for all Series B Debentures is 1.03%. The adjusted discount rate is calculated solely for the purpose of withholding tax in connection with the discount amount upon  repayment  of  the  Series  B  Debentures  and  it  does  not  reflect  the  final  tax  liabilities  of  Series  B bondholders.

This 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Midroog Ltd., an Israeli rating company affiliated with Moody’s, announced that it assigned its "A2" rating (local scale) for this placement.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments,  the  failure  to  manage  growth  and  other  risks  detailed  from  time  to  time  in  B Communications filings with the Securities Exchange Commission. These documents contain and identify other  important factors that could cause actual results to differ materially from those contained in our projections  or forward-looking statements. Stockholders and other readers  are cautioned  not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.